April 20, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc. Draft Registration Statement on Form F-1 Submitted January 10, 2022 CIK No. 0001899658

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 6, 2022. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 1 to registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Draft Registration Statement on Form F-1

Cover Page

1. We note the statement that you are headquartered in Hong Kong and not mainland China. Please disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a BVI Cayman Islands holding company with operations conducted by your subsidiaries in China and Hong Kong.

Response:

We have disclosed prominently on the prospectus cover page that the Company is not a Chinese or Hong Kong operating company but a British Virgin Islands (“BVI”) holding company with operations conducted by our subsidiary in Hong Kong.

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2. We note the statement “As of the current date, none of our companies has not distributed any cash dividends or made any cash distributions.” Please revise to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response:

We have clarified that there has not been, to date, any transfers, dividends, or distributions between the holding company, WANG & LEE GROUP, Inc., its subsidiaries, or to its investors.

3. We note your disclosure on the prospectus cover page about the legal and operational risks associated with having a majority of your operations in China/Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Additionally, please specifically address the extent to which you believe that you are compliant with the regulations or policies that have been issued by the Cyberspace Administration of China to date. In addition, your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response:

We have disclosed whether the Company’s auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect the Company on the Cover Page. Additionally, we have specifically addressed the extent to which the Company believes that it is compliant with the regulations or policies that have been issued by the Cyberspace Administration of China to date. Finally, we have added two cautionary statements in the Prospectus Summary titled “Cautionary Statement Regarding Doing Business in China” and “Cautionary Statement Regarding Holding Foreign Companies Accountable Act”, corresponding to the aforementioned disclosures.

4. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout your prospectus so that it is clear to investors which entity the disclosure is referencing and which entity is conducting the business. Refrain from using terms such as “we”, “our” or “Group” when describing activities or functions. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response:

We have clarified in the section titled “Commonly Used Defined Terms” that the terms “we,” “us,” “our company,” “our,” “the Company” and “W&L” are only to WANG & LEE GROUP, Inc., the British Virgin Islands business company and does not include its subsidiaries, WANG & LEE HOLDINGS, Inc. and WANG & LEE CONTRACTING LIMITED. Henceforth, we shall, as appropriate, refer to the subsidiaries by their legal names and collectively as “our subsidiaries”. We have also clearly identified the entity (including the domicile) in which investors are purchasing an interest.

5. We note your disclosure here that you intend to take advantage of the extended transition period for the implementation of new or revised accounting standards. Please reconcile this disclosure with your disclosure on the prospectus cover page and page 32 that you will not avail yourself of the exemption.

Response:

We have corrected to inconsistency on the prospectus cover page to indicate that the Company intends to take advantage of the extended transition period for the implementation of new or revised accounting standards.

Table of Contents, page iii

6. We note your disclosure here and on page 2 that you have not independently verified third-party industry data and “do not make any representation as to the accuracy of the information.” Please remove these statements as they imply an inappropriate disclaimer of responsibility with respect to such information.

Response:

We have removed the statements as instructed.

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Prospectus Summary, page 4

7. We note your disclosure here and on pages 45, 64, and 66 that you “believe [you] are a market leader in each of the markets that [you] serve” and that you define relative market share as “the percentage of jobs [you] win in a local market compared to the jobs [you] bid in a local market.” Please clarify your disclosure to define “market,” “local market” and specify the markets you serve. What is the approximate percentage of jobs you win and how does that compare to the percentages of your competitors?

Response:

We have clarified “market” and “local market” to mean the E&M market in the HKSAR which, in turn, is broken down into low voltage electrical system, MVAC, fire services, plumbing and fitting out works. The Company’s average bid/win rate is 28-43% compared to the highest average bid/win rate of one of its competitors of 48% (Source: source: https://www.emsd.gov.hk/minisites/voice/en/special_issue2015/p2.html)

8. Please disclose in the prospectus summary, as you have done on page 28 of your risk factors, that trading in your securities may be prohibited under the Holding Foreign Companies Account Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result the Nasdaq Capital Market may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response:

We have inserted a “Cautionary Statement Regarding Holding Foreign Companies Accountable Act” in the prospectus summary responsive to the Staff’s comments.

9. In your summary of risk factors beginning on page 7, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China/Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

We have, for the sake of completeness, summarized all the Company’s pertinent risk factors responsive to the Staff’s comments. The examples of risk factors suggested for inclusion by the Staff have been included.

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10. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:

We have listed each permission and approval that the Company and its subsidiaries are required to obtain from Chinese authorities their business and to offer the securities being registered to foreign investors. Additionally, we have provided the statements and described the consequences to the Company and its investors if the Company or its subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

11. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that any subsidiaries have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors.

Response:

We have included a section titled “Transfers of Cash to and from Our Subsidiaries” responsive to the Staff Comments above.

Competitive Strengths, page 6

12. We note the reference on page 5 and elsewhere to “well-known theme parks” as recent projects. Advise us why you highlight the named parks. What characteristics make them representative of your projects? Please revise your prospectus summary to balance the discussion of your strengths with an equally prominent discussion of your weaknesses and/or risks, such as the liquidity risk arising from the substantial doubt about your ability to continue as a going concern.

Response:

We have highlighted our work with well-known theme parks to not only illustrate the breadth of our work capabilities (that we are involved in both construction work for the private sector and large scale commercial projects) but to show that we are well-regarded for our expertise in the large-scale commercial sector. We have revised the prospectus summary to include a section titled “Threats and Challenges” to balance the discussion on the Company’s strengths, which includes the liquidity risk arising from the substantial doubt about the Company’s ability to continue as a going concern.

Additionally, we have added a corresponding risk factor, “Our financial statements have been prepared on a going concern basis and we must raise additional capital beforehand to fund our operations in order to continue as a going concern. If we are unable to do so or on terms commercially acceptable to us and we are unable to improve our liquidity position, we may be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.”

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Our Corporate Structure, page 8

13. We note your disclosure that Pui Lung Ho currently owns 100% of the interests in Wang & Lee Brothers, Inc. Please revise your corporate structure chart in the prospectus summary to reflect this ownership. Additionally, revise to clarify which entity is the registrant, which entity or entities conduct your operations, and include disclosure indicating the public ownership after the offering.

Response:

We have inserted a Pre-Offering and Post-Offering corporate structure responsive to the Staff’s comments.

Implications of Being a Controlled Company, page 10

14. Please clarify whether you intend to avail yourself of the controlled company exemptions under the Nasdaq rules. We note your disclosure here that you “are permitted to elect to rely, and will rely, on certain exemptions” and also that you “currently do not intend to rely on the ‘controlled company’ exemption under the Nasdaq listing rules.” If so, please clarify in your prospectus summary and risk factors as well.

Response:

We have clarified that the Company does not intend to rely on the “controlled company” exemption under the Nasdaq listing rules. However the Company could elect to rely on this exemption in the future and consequently, investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We have also included a corresponding disclosure on the Cover Page and risk factor.

Risk Factors, page 13

15. We note your disclosure on pages 28 and 29 about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response:

We have updated the risk disclosure responsive to the Staff’s comments.

16  We note the discussion of the Cyberspace Administration of China (CAC) and statement on page 26 that supervision by the CAC may “negatively impact operations.” In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response:

We have updated the risk disclosure, “We may be subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations” in response to the Staff’s comments.

17. We note your disclosure here that “a small extent” of your business operations are in mainland China. You state on page 24 that “all of your operations are in HK SAR.” Please revise here and where appropriate to provide a breakdown of the portion of your business operations in mainland China to the extent material.

Response:

We have revised the disclosure on page 24 to include the word “virtually” to “all of your operations are in HK SAR.” In fiscal year 2019, the Company generated 6% of its revenue from mainland China for referring sub-contractors to a work site in mainland China. Since then, all its revenue has been generated in HK SAR.

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18. Please revise here or in another risk factor to address significant corporate governance and other practices and regulatory differences from those of issuers based in the United States. We note, for example, the disclosure beginning on page 99. Please also prominently disclose these material differences in your prospectus summary.

Response:

We have revised the risk factor, “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law” responsive to the Staff’s comments. Additionally, we have inserted a “Cautionary Statement About Being a Foreign Private Issuer” in the prospectus summary with a specific cross reference to the more detailed discussions about the material differences in BVI Law and our memorandum and articles of association and Delaware law.

19. We note your disclosure regarding a material weakness identified during the preparation of your financial statements. Please disclose what steps, if any, remain to fully remediate the material weakness and provide an estimate of how long remediation will take.

Response:

The Company has not taken any steps to fully remediate the material weakness. The plan, however, is when the Company successfully completes its offering, it will shore up its internal controls by hiring outside financial personnel with requisite training and experience in the preparation of financial statements in compliance with applicable Securities and Exchange Commission requirements within six months.

20. Please address your auditor’s going concern opinion in your prospectus summary and in the risk factor on page 18.

Response:

Please refer to our response to Comment 12.

Use of Proceeds, page 40

21. Please clarify what you mean by “workshop” and explain what types of properties are intended to be purchased with 30% of the proceeds.

Response:

“Workshop” refers to a work area for testing and integrating a MVAC system with a building management system (“BMS”) control panel. This testing and integration require special machinery such as a drilling machine, welding machine and measurement instruments. The Company intends to purchase an entire 3,000 sq ft level in a factory at its current location for this workshop.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

22. We note the statement on page 46 regarding substantial doubt about your ability to continue as a going concern and plans to “focus resources on smaller scale environmental engineering projects that generate sustainable positive profit margins” and plans to “raise capital via private placement or public offering” in the event you do not have adequate liquidity. Please expand your disclosure to further clarify management’s plans regarding “small scale environmental engineering projects” and other plans to address liquidity in the short- and long-term. Do the referenced private placements and public offerings take into account this offering? Please revise accordingly. Refer to Item 5(B)(1)(a) of Form 20-F.

Response:

We have removed the word “environmental” in describing the engineering projects to avoid any misconception of the type of projects the Company undertakes.

Although the cash turnover and revenue generated from small scale engineering projects may not be as large as large-scale engineering projects, the turnover for small-scale projects averages 27 days compared to 43 days for and large-scale engineering projects. The higher cash liquidity generated from small scale engineering projects helps the Company manage its day-to-day operation needs and makes up any deficiency from cash being tied up with larger scale projects. This strategy has helped improved the Company’s working capital since 2019.

The referenced private placements and public offerings take into account this offering

23. Please expand your disclosure to explain the significant changes for each of your business operations during the periods presented. For example, we note your disclosure that “[y]our business was temporarily suspended and construction projects were put on hold the first half of 2020 as a result of the pandemic,” but it is unclear how that relates to the significant changes in the MVAC System and Other E&M System revenues for the six month periods presented. Refer to Item 5(A) of Form 20-F and Section III(D) of SEC Interpretive Release 33-6835.

Response:

We have added disclosure responsive to the Staff’s comments on page 55 of the Revised Registration Statement.

24. Please discuss management’s views on material trends in your industry and their impact on the business. We note, for example, recent news reports regarding the slowing growth of the Chinese economy and significant changes in the Chinese property market. Refer to Item 5(D) of Form 20-F.

Response:

We have included a new section titled “Material Trends” responsive to the Staff’s comments.

25. We note that you reference “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” in your last risk factor on page 18. However, disclosure regarding your critical accounting policies and estimates cannot be found in the filing. Please revise your disclosure to include a discussion of your critical accounting estimates. Refer to the disclosure requirements pursuant to Item 5.E of Form 20-F and Section V of SEC Release 33-8350.

Response:

We have added the missing critical accounting policies and estimates to the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Adjusted EBITDA and Adjusted EBITDA Margin, page 47

26. We note you present Adjusted EBITDA and Adjusted EBITDA Margin, which are non- GAAP measures. Please provide all disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure, including a reconciliation to the most directly comparable GAAP financial measure.

Response:

We have included a reconciliation table on page 53 of the Revised Registration Statement.

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Industry, page 55

27. We note that you cite to various third party websites via inactive URLs throughout this section. It appears the data source you cite is from a prospectus citing information prepared by Frost & Sullivan for another issuer’s prospectus. Please advise what consideration you gave to requesting approval to use the data. Additionally, if you retain the links and industry data please update or clarify why you are including estimated 2018/2019 figures. Note that inclusion of links will cause you to be subject to the civil liability and antifraud provisions of the federal securities laws with reference to the information contained in the linked material. Please see Rule 105(c) of Regulation S-T.

Response:

We have removed all references to the Frost & Sullivan report and replaced them with publicly available data and links.

Business, page 73

28.       We note the statement in the first paragraph on page 73 that the construction industry “has been severely affected” and declined 9.4% in the first quarter of 2020. Please revise management’s discussion and analysis to address this impact and further clarify the timing and extent of how your business “gradually resumed” during the second half of fiscal year 2020.

Response:

We have added disclosure responsive to the Staff’s comments on page 55 of the Revised Registration Statement.

29. We note the statement on page 67 that you are “mainly a subcontractor” and in most cases act as nominated subcontractor. Please revise to quantify approximately what percentage of your revenues are generated from subcontractor work and explain the process of becoming nominated.

Response:

The Company serves as the prime contractor on approximately 6% and 11% of its projects and as a subcontractor on the remaining 94% and 89% for the fiscal years 2019 and 2020, respectively. We have removed the reference to “nominated subcontractor”.

30. We note the lengthy recitation of regulations beginning on page 77. You present regulatory requirements but do not explain how they fit in with your business. For example, you state on page 79 that “registration is valid for a period of three years” but do not indicate whether you are registered. As another non-exclusive example, you refer to “undertaking public works contracts” on page 80 and then indicate “[Suspended and removed].” Please revise to clearly identify the material regulations that affect you and describe in plain language the material effects of such government regulations on your business.

Response:

We have removed references to regulations that have been repealed. Responsive to the Staff’s comments, we have explained how the relevant regulations apply to the Company’s business. For example, after recitation of the applicable rules pertaining to minor works contractors and the necessity to be registered, we included a statement that WANG & LEE CONTRACTING Limited is registered under the regime.

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Management, page 90

31. Please revise to further clarify the executive officers’ business experience. In this regard, we note the statement on page 6 that you have a competitive advantage due to your management team’s “complementary skill sets and track record of financial success spanning over 40 years.”

Response:

WANG & LEE CONTRACTING LIMITED was founded by the Company’s CEO, Pui Lung HO’s father over 40 years ago. Mr. Ho began working at WANG & LEE CONTRACTING LIMITED at 22 years old. Accordingly, he has over 20 years of experience, which we have corrected.

32. Please revise to include or explain why the Chief Operating Officer and other senior management identified in the graphic on page 69 are not included here.

Response:

The graphic on page 69 is of the organizational structure in WANG & LEE CONTRACTING LIMITED, our indirect wholly-owned operational subsidiary and not that of our holding company, WANG & LEE GROUP, Inc. We have only a Chief Executive Officer, a Chief Financial Officer, and directors at WANG & LEE GROUP, Inc. management level. We have amended the graphic to provide this clarification.

Related Party Transactions, page 96

33. We note your discussion on page F-30 regarding the amounts due as of December 31, 2020 to Pui Leung Ho and your discussion on page 51 of the prospectus regarding director’s loans being a source of your working capital. Please revise to include all responsive transactions and disclosure, including the name of the director involved in the loan. Refer to Item 7(B) of Form 20-F.

Response:

We have revised the table in “Related Party Transactions” responsive to the Staff’s comments.

Shares Eligible for Future Use, page 111

34. We note your intention to issue underwriter warrants in connection with the offering. Please include appropriate disclosure on the cover page, prospectus summary and underwriting sections of your prospectus. In this regard, please refer to Item 10(A)(4) of Form 20-F.

Response:

Parties have agreed not to grant any over-allotment options and underwriter warrants and as such, all references to the same have been removed.

Index to Consolidated Financial Statements, page F-1

35. Please tell us the consideration given to the requirements of Instructions to Item 8.A.4 of the Form 20-F, where audited financial statements in initial public offerings must be no more than 12 months old at the time of filing of the registration statement. We note you have confidentially submitted your IPO on Form F-1 that contains audited financial statements for the fiscal years ended December 31, 2020 and 2019. Please advise and comply, as applicable, with Instruction 2 to Item 8.A.4 of the Form 20-F.

Response:

The Company is in the midst of completing its audit for the year ended December 31, 2021 and will be submitting it in the Company’s next response.

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Note 2 - Summary of Significant Accounting Policies Principles of consolidation, page F-11

36, We note that the acquisition of WANG & LEE CONTRACTING LIMITED has been accounted for as a transaction between entities under common control. However, we also note that Pui Lung Ho owns 100% of your common stock through his ownership of WANG & LEE BROTHERS, Inc.; while WANG & LEE CONTRACTING LIMITED was owned 99% by Sau Lee Shirley Kam and 1% by Pui Lung Ho. Please provide your detailed analysis of how you determined to account for the acquisition as a transaction between entities under common control. In your response, please clarify if there is a family relationship between Ms. Kam and Mr. Ho. and the nature of such relationship, or whether a formal agreement existed between Ms. Kam and Mr. Ho to vote their interests in unison.

Response:

Sau Lee Shirley Kam is mother of Pui Lung Ho. Since there is a family relationship between Sau Lee Shirley Kam and Pui Lung Ho, the acquisition of WANG & LEE CONTRACTING LIMITED has been accounted for as a business combination under common control. We have updated the disclosure on page F-11 and F-39.

Exhibits

37. Please file, as Exhibit 15, a letter from the independent accountant that acknowledges awareness of the use in the registration statement of its report on your unaudited interim financial information.

Response:

A letter from the independent accountant that acknowledges awareness of the use in the registration statement of its report on the Company’s unaudited interim financial information in included as Exhibit 15.

General

38 Please revise the tables in Management’s Discussion and Analysis and elsewhere to clarify the currency presented. In this regard, where you use other currencies, for example, the HK$ in the table on page 60, please provide equivalent figures clarifying the exchange rate.

Response:

We have revised revise the tables in Management’s Discussion and Analysis and elsewhere to clarify the currency presented and where appropriate, equivalent figures clarifying the exchange rate.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

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